UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MICROS SYSTEMS, INC.

(Name of Subject Company (Issuer))

ROCKET ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

594901100

(Cusip Number of Class of Securities)

Dorian Daley

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,443,494,248	$701,122.06

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.025 per share, of MICROS Systems, Inc. (the “Company”), at a purchase price of $68.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 74,817,363 shares of common stock of the Company that were issued and outstanding as of June 25, 2014; (ii) 4,175,192 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of June 25, 2014; and (iii) 1,058,831 shares of common stock of the Company potentially issuable pursuant to outstanding stock options that may undergo accelerated vesting and be settled for shares of common stock of the Company in connection with the Offer. The foregoing figures have been provided by the issuer to the offeror and are as of June 25, 2014, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $701,122.06	Filing Party: Rocket Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: July 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on July 3, 2014 by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.025 per share (the “Shares”), of MICROS Systems, Inc., a Maryland corporation (the “Company”), at a purchase price of $68.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“The Offer was scheduled to expire at 12:00 midnight, New York City time, at the end of August 15, 2014. In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer is extended until 12:00 midnight, New York City time at the end of September 2, 2014, unless further extended. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, New York City time, at the end of August 12, 2014, approximately 74,936,802 Shares were issued and outstanding, and 20,068,591 Shares have been tendered into and not properly withdrawn from the Offer (including 205,669 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and supplementing by adding a new paragraph at the end of the section titled Section 16 – “Certain Legal Matters; Regulatory Approvals – Legal Proceedings” of the Offer to Purchase to read as follows:

“On July 30, 2014, the plaintiffs and the defendants in the consolidated action Scott v. MICROS Systems, Inc. et al. Consolidated Case No. 13C14099672 (the “Consolidated Action”) filed a joint motion for an order to stay all proceedings in the Consolidated Action until the closing of the Offer. On August 1, 2014, the Circuit Court granted the motion to stay. Following the closing of the Offer, the plaintiffs in the Consolidated Action will have 30 days to file a consolidated amended complaint or notify the Circuit Court that they are no longer pursuing their claims. During the pendency of the stay, defendants are not required to respond to any of the complaints or discovery. The stay also applies to third party discovery.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(L)	Press Release issued by Oracle on August 13, 2014, announcing the extension of the Offer

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2014

Rocket Acquisition Corporation

By:	/s/ Dorian Daley

Name:	Dorian Daley
Title:	President

OC Acquisition LLC

By:	/s/ Dorian Daley

Name:	Dorian Daley
Title:	President

Oracle Corporation

By:	/s/ Dorian Daley

Name:	Dorian Daley
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 3, 2014.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated July 3, 2014.*

(a)(5)(A)	Press Release issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation on June 23, 2014).*

(a)(5)(B)	General Presentation issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation on June 23, 2014).*

(a)(5)(C)	FAQ issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation on June 23, 2014).*

(a)(5)(D)	Customer and Partner Letter issued by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation on June 23, 2014).*

(a)(5)(E)	Website materials published by Oracle Corporation on June 23, 2014 (incorporated by reference to the Schedule TO filed by Oracle Corporation on June 23, 2014).*

(a)(5)(F)	Amended complaint captioned Shiva Y. Stein, Individually and on Behalf of Herself and All Others Similarly Situated v. MICROS Systems, Inc., et al., filed on June 27, 2014 and amended on July 9, 2014, in the Circuit Court for Howard County, Maryland.*

(a)(5)(G)	Amended complaint captioned Tiffani Boudreaux, Individually on Behalf of Herself and All Others Similarly Situated v. MICROS Systems, Inc. et al., filed on June 26, 2014 and amended on July 9, 2014, in the Circuit Court for Howard County, Maryland.*

(a)(5)(H)	Amended complaint captioned Joel Rosenfeld IRA, Individually on Behalf of Itself and All Others Similarly Situated v. MICROS Systems, et al., filed on July 2, 2014 and amended on July 9, 2014, in the Circuit Court for Howard County, Maryland.*

(a)(5)(I)	Complaint captioned Newspaper and Magazine Employees Union and Phila. Publishers’ Pension Fund, v. MICROS Systems, Inc., et al., filed July 10, 2014, in the Circuit Court for Howard County, Maryland.*

(a)(5)(J)	Complaint captioned Scott v. MICROS Systems, Inc., et al., filed July 10, 2014, in the Circuit Court for Howard County, Maryland.*

(a)(5)(K)	Press Release issued by Oracle on July 29, 2014, announcing the extension of the Offer.*

(a)(5)(L)	Press Release issued by Oracle on August 13, 2014, announcing the extension of the Offer.

(a)(7)	Notice of Merger of Rocket Acquisition Corporation with and into MICROS Systems, Inc.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 22, 2014, among MICROS Systems, Inc., OC Acquisition LLC, Rocket Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K/A filed by MICROS Systems, Inc. with the SEC on July 3, 2014).

(d)(3)	Confidential Disclosure Agreement, effective as of April 12, 2014, between Oracle Corporation and MICROS Systems, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by MICROS Systems, Inc. on July 3, 2014).

(d)(4)	Exclusivity Agreement, dated as of June 6, 2014, between MICROS Systems, Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by MICROS Systems, Inc. on July 3, 2014).

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed